PRESS RELEASE	DECEMBER 18, 2023

Largo Provides Update on the Ongoing Exploration Program Surrounding its Maracás Menchen Mine in Brazil

  The Company is working to establish a correlation between the known mineralization intercepted from Novo Amparo North ("NAN") to the Campbell Pit with the goal of opening a potential mineralized trend measuring more than 7 kilometres ("km") along strike

  The Company is also reviewing exploration work south of the Campbell Pit to assess the potential of continued mineralization

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to provide an update on the ongoing exploration program surrounding its Maracás Menchen Mine, including an initial phase of drilling conducted in 2023 and the further analysis of past exploration work completed at the Company's Campbell Pit and exploration targets located both north and south of the Campbell Pit.

Daniel Tellechea, Director and Interim CEO of Largo, stated: "As a part of its ongoing operations, Largo continues to undertake exploration work in the areas surrounding the Campbell Pit to both optimize current operations and plan for future development and expansion through the identification and conversion of resources. This exploration program aims to expand our understanding of the mineralization surrounding the Campbell Pit so that we may gauge the possibility of continued mineralization north and south of the Campbell Pit. With analysis of recent drilling and historical exploration work underway, we anticipate providing the market with updates as our program progresses."

Exploration Program Overview

Largo is working to expand its knowledge and establish a correlation with the known mineralization intercepted to the north of the Campbell Pit where, in 2021, mineral reserves and resources were reported in the Company's current technical report at the Campbell Pit, Gulçari A Norte ("GAN") and Novo Amparo Notre ("NAN"). Currently, the Company is exploring the potential for a 7 km trend of mineralization between the Campbell Pit and the satellite deposits (from south to north); GAN, São José ("SJO"), Novo Amparo, and NAN (collectively, the "Northern District").

Additionally, the Company is also working to understand and establish a correlation with the known mineralization intercepted south of the Campbell Pit, which includes further analysis of exploration work performed on satellite deposits (from north to south): Gulçari A Sul, Agua Branca, Jacaré, Braga, Ilha Grande, and Rio de Contas (collectively, the "Southern District").

2023 Drill Program

In 2022 and 2023, the Company conducted a drill program in the Northern District consisting of 19 drill holes and 245 surface samples, 148 infill holes in the Campbell Pit and 33 holes in the Southern District (the "2023 Campaign"). The Company is also performing a comprehensive review of its existing exploration data in the Northern District, including, without limitation, 161 historical drill holes and 5,869 samples collected between 1981 and 2020.

Figure 1: Campbell Pit and Northern District Targets

The Company's 2023 Campaign in the Northern District includes 19 new diamond drill holes aimed at improving the Company's geological knowledge of the Campbell Pit and GAN and SJO deposits. Of those holes, six step-out holes were drilled between the Campbell Pit and GAN deposit with the aim of confirming the potential for continued mineralization. The Company believes the initial results for the six step-out holes provide greater confidence in the continuity of mineralization between the Campbell and GAN mineralized zones. Assay results from the six step-out drill holes are provided in Table 1, along with a plan view and cross-section of the drill holes in Figure 2 and 3.

The Company is in the process of analyzing its historical drill data and the remaining holes from its 2023 Campaign with results expected in Q1 2024.

Figure 2: Plan View of the Step-out Drill Holes at the Campbell Pit and GAN Deposit

Figure 3: Cross Section of the Step-out Drill Holes at the Campbell Pit and GAN Deposit

Table 1: 2023 Drill Program - GAN Step-out Drill Result Highlights

Hole ID	From (m)	To (m)	Length (m)	True Width (m)	V2O5 (%)	TiO2 (%)	Magnetic Mass Recovery (%)*	Target
GAN-DD-001	48.00	55.00	7.00	5.25	0.43	8.32	19.61	GAN
	56.00	58.86	2.86	2.15	0.32	6.57	11.62	GAN
	61.00	71.00	10.00	7.58	0.36	6.86	13.69	GAN
	74.00	87.00	13.00	9.97	0.40	6.91	15.35	GAN
	249.00	255.00	6.00	4.84	0.60	14.10	37.82	GAN
	390.00	394.75	4.75	3.93	0.56	7.70	18.87	GAN
	414.00	418.19	4.19	3.48	0.58	5.13	15.01	GAN
GAN-DD-004	83.60	102.32	18.72	14.48	0.65	13.94	38.98	GAN
	293.00	295.97	2.97	2.46	0.67	9.96	25.96	GAN
	339.00	348.00	9.00	7.59	0.43	3.59	3.99	GAN
GAN-DD-005	68.50	71.90	3.40	3.00	0.44	9.31	18.36	GAN
	77.00	80.64	3.64	3.22	0.49	9.12	19.19	GAN
GAN-DD-006	322.00	328.00	6.00	4.80	0.48	3.42	2.93	GAN
GAN-DD-007	235.73	240.13	4.40	3.47	0.87	11.43	32.50	GAN
GUA-DD-001	281.00	284.00	3.00	2.87	0.35	2.69	0.82	GAN

* Davis Tube concentrate

Table 2: 2023 Drill Program - GAN Step-out Drill Hole Information

Hole ID	X UTM (m)	Y UTM (m)	RL (m)	Az (°)	Dip (°)	Depth (m)	Target
GAN-DD-001	318878	8486173	275.3	290	60	268.3	GAN
	318876	8486172	268.5	290	60	265.64	GAN
	318870	8486172	264.3	290	60	254.3	GAN
	318861	8486172	253.4	290	60	240.4	GAN
	318763	8486172	110.6	290	60	104.6	GAN
	318678	8486175	-0.95	290	60	-5.7	GAN
	318664	8486176	-19.7	290	60	-23.89	GAN
GAN-DD-004	318800	8486580	237.1	270	60	218.38	GAN
	318689	8486592	65.41	270	60	62.44	GAN
	318658	8486597	29.1	270	60	20.1	GAN
GAN-DD-005	318803	8486579	260.6	270	45	257.2	GAN
	318797	8486579	254.6	270	45	250.96	GAN
GAN-DD-006	318619	8486303	39.5	270	60	33.5	GAN
GAN-DD-007	318644	8486386	109	270	60	104.6	GAN
GUA-DD-001	318556	8486228	112.5	270	45	109.5	GAN

Sampling, QA/QC, and Analytical Procedures

Drill core is logged, photographed and split in half using a diamond core saw at the secure core logging and storage facilities of Largo Vanádio Maracás S.A. ("LVMSA"). Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on one meter sample intervals unless an interval crosses a geological contact.

The sample preparation and analytical work was carried out at the SGS facility in Belo Horizonte and the LVMSA secure on-site laboratory, which are both ISO 9001 certified laboratories. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Davis Tube test work was carried out on all mineralized samples.

Review of Technical Information

Mr. Emerson Ricardo Re., MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) is the geology advisor and responsible for the geological management of the Maracás Menchen Mine. Mr. Re is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical information in this press release.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on implementing an ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to work to establish correlations between known mineralization intercepted from NAN and the Campbell Pit; exploration results at the Maracás Menchen Mine; future development and expansion at the Campbell Pit; providing future updates on the Company's program; the timing and delivery of the Company's analysis on historical drill holes its 2023 Campaign and surface sampling; and the timing and delivery of the Company's analysis on the Southern District and Northern District exploration work.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's vanadium redox flow battery ("VRFB") technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.